UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission file number 0-30752

AETERNA ZENTARIS INC.

1405 du Parc-Technologique Boulevard

Quebec City, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents	Description

5.1

Opinion of Norton Rose Fulbright Canada LLP (incorporated by reference into the registrant’s Registration Statement on Form F-3 filed with the Commission on March 14, 2014 (File No. 333-194547) and declared effective by the Commission on March 28, 2014).

23.1

Consent of Norton Rose Fulbright Canada LLP (included in its opinion filed as Exhibit 5.1 hereto and incorporated by reference into the registrant’s Registration Statement on Form F-3 filed with the Commission on March 14, 2014 (File No. 333-194547) and declared effective by the Commission on March 28, 2014).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 9, 2014	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer